Exhibit 99.1

Medigus and Intellisense Close Merger

Intellisense Issues 60% of its Share Capital to Medigus and ScoutCam Becomes Wholly-Owned Subsidiary of Intellisense

OMER, Israel, January 2, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that it consummated its securities exchange agreement with Intellisense Solutions Inc. (OTC: INLL), a Nevada corporation, pursuant to which Medigus assigned, transferred and delivered to Intellisense 100% of its ownership in its wholly-owned subsidiary, ScoutCam Ltd., and in exchange Medigus received (i) common stock representing 60% of Intellisense’s issued and outstanding share capital as of the closing, and (ii) in the event ScoutCam achieves $33,000,000 in aggregate sales within the first three years immediately following the closing of the transaction, Medigus will receive additional shares of Intellisense’s common stock representing 10% of its outstanding share capital as of the date of closing. Medigus previously announced the signing of the securities exchange agreement on September 17, 2019.

Concurrent with the closing of the transaction, Intellisense secured an investment of $3.3 million based on a company post-money valuation of $13.3 million into the post-closing company of which Medigus now holds 60% on an issued and outstanding basis. The aggregate value of the shares issued to Medigus in the post-closing company is approximately $8 million.

“The closing of this transaction signifies an important milestone for both Medigus and ScoutCam,” said Professor Benad Goldwasser, outgoing chairman of the Medigus board of directors. “We look forward to ScoutCam’s continued growth following this latest influx of funding, and, as a 60% stockholder, Medigus will to enjoy the return.”

As a result of the transaction, and subject to certain pending regulatory and governmental approvals, Intellisense will change its name to “ScoutCam Inc.” and symbol to “SCTC”, and will remain quoted on the OTCQB.

In connection with the consummation of the transaction, on December 31, 2019, Professor Benad Goldwasser informed Medigus that he will be stepping down as chairman of the board of directors in order to concentrate his time and efforts on ScoutCam’s current and future business endeavors.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’s expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Examples of such statements include, but are not limited to, the adequacy of Intellisense and ScoutCam’s capital to support its future operations and its ability to successfully implement ScoutCam’s business model; and the nature, strategy and focus of Intellisense and ScoutCam. Medigus, Intellisense and/or ScoutCam may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com